Questron Technology, Inc. Adopts Shareholder Rights Plan

BOCA RATON, Fla.-- Oct. 23, 1998--Questron Technology, Inc. (NASDAQ: QUST, QUSTW) announced today that its Board of Directors has unanimously adopted a Shareholders Rights Plan and has declared a dividend of one Right on each outstanding share of the Company's common stock to shareholders of record on November 16, 1998.

The Plan is designed to better protect shareholders and assure that they receive the full value of their investment in the event an unsolicited attempt is made to acquire Questron. The adoption of the plan is intended as a means to guard against abusive takeover tactics and is not in response to any particular proposal.

Dominic A. Polimeni, Chairman, President and Chief Executive Officer of Questron, stated, "The actions announced today underscore our belief that the true value of the Company is not reflected in the current price of the Company common stock and that steps should be taken to enable our shareholders to realize the long-term value of their investment in the Company. It is the charge of our Board of Directors to endeavor to preserve and enhance shareholder value. It is not the intention of the Plan to prevent the acquisition or takeover of the Company at some time in the future should the Board of Directors determine that such a transaction is in the best interest of the Company and its shareholders. Rather, the Plan is intended to help insulate the Company from abusive takeover tactics which are designed to gain control of the Company without paying a full and fair price to all of the shareholders."

The Shareholder Rights Plan, which is similar to plans adopted by many other U.S. companies, strengthens the ability of the Board to assure that Questron's shareholders receive fair and equal treatment, and to protect the interests of Questron's shareholders, in the event of an unsolicited offer to acquire control of the Company. However, it is intended to encourage any potential acquirer to negotiate the manner and terms of any proposed acquisition with the Board of Directors.

The Rights will be exercisable if a person or group acquires 15 percent or more of the Company's common stock or announces or commences a tender offer for 15 percent or more of such shares. When a person or group acquires such 15 percent, each exercisable Right will entitle its holder (other than such person or group) to purchase, at the Right's then-current exercise price, a number of the Company's common shares having a market value of twice such price. In addition, if the Company is acquired in a merger or other business combination transaction after a person has acquired 15 percent or more of the Company's outstanding common stock, each right will entitle its holder to purchase, at the Right's then-current


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exercise price, a number of the acquiring company's common stock having a market value of twice such price.

Prior to the acquisition by a person or group of beneficial ownership of 15 percent or more of the Company's common stock, the Rights are redeemable for one cent per right at the option of the Board of Directors.

The Rights will expire on November 16, 2008 unless otherwise extended by the Board of Directors. The Rights distribution is not taxable to shareholders and will trade with Questron's Common Stock unless and until they are separated upon the occurrence of certain future events.

Questron Technology Inc., headquartered in Boca Raton, Florida, is a leading provider of inventory logistics management programs for fasteners and related products (commonly referred to as "C" inventory items). The Company is also a master distributor of fasteners and a distributor of lithium batteries and customized battery packs and assemblies. Questron's securities are traded on NASDAQ under the symbols QUST (common), and QUSTW (warrants).

Certain information contained in this release includes "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Company's Annual Report on Form 10-KSB filed for the year ended December 31, 1997. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

This release is available on the KCSA Worldwide website at www.kcsa.com.
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Contact:

         Questron Technology, Inc., Boca Raton
         Dominic A. Polimeni
         561/241-5251
         or
         KCSA Worldwide, New York
         Joseph A. Mansi/ Jeff Corbin
         212/896-1205/ 212/896-1214